

17017007

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 069389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RedTail Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street, 8th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony L Caudle 212-859-5002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co.
(Name – *if individual, state last, first, middle name*)

488 Madison Ave, 21st Floor	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

awB

OATH OR AFFIRMATION

I, Anthony L Caudle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RedTail Capital Markets, LLC, as of March ~~24~~ 27, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman + CEO

Title

Notary Public


MARIAM SULAVA
Notary Public - State of New York
NO. 01SU6350777
Qualified in Kings County
My Commission Expires Nov 21, 2020

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDTAIL CAPITAL MARKETS, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member
of RedTail Capital Markets, LLC

We have audited the accompanying statement of financial condition of RedTail Capital Markets, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of RedTail Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RedTail Capital Markets, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplementary schedule (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of RedTail Capital Markets, LLC's financial statements. The supplemental information is the responsibility of RedTail Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C

New York, New York
February 28, 2017 (except for notes 5 and 8 and Schedule I, as to which the date is March 24, 2017)

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▫ Fax (212) 755-6748

Offices: New York, NY; Jericho, NY; Park Ridge, NJ; Scarsdale, NY; Ronkonkoma, NY

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS:		
Cash	$	7,605
Accounts receivable		18,487
Clearing Deposit		50,136
Marketable Securities		14,862
Due from Affiliate		6,128
Prepaid expenses		2,160
TOTAL ASSETS	$	99,378
LIABILITIES:		
Accounts payable and accrued expenses	$	8,067
COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY		91,311
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	99,378

The accompanying footnotes are an integral part of these financial statements.

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Services income	$	179,513
Other revenue		1,130
Total revenues		180,643
EXPENSES		
Salaries and related		109,157
Occupancy		48,245
Professional fees		47,085
Communication and data		12,690
Regulatory expenses		4,856
Office and related		3,085
Travel		3,434
Other		4,274
Banking fees		450
Total expenses		233,276
Net Loss	$	(52,633)

The accompanying footnotes are an integral part of these financial statement.

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance at January 1, 2016	$	96,944
Member's contributions		47,000
Net loss		(52,633)
Balance at December 31, 2016	$	91,311

The accompanying footnotes are an integral part of these financial statements.

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities:		
Net loss	$	(52,633)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(8,069)
Clearing deposit		(50,136)
Security deposit		10,550
Due from Affiliate		(6,128)
Accounts payable and accrued expenses		(27,787)
Net Cash Used in Operating Activities		(134,203)
Cash Flows From Investing Activities:		
Purchases		(14,862)
Cash Flows From Financing Activities:		
Member's contributions		47,000
Net change in cash		(102,065)
Cash - beginning of Year		109,670
Cash - end of Year	$	7,605

The accompanying footnotes are an integral part of these financial statements.

REDTAIL CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 – ORGANIZATION:

RedTail Capital Markets, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC"). The Company was founded in October 2013, under the laws of the State of New York, and commenced operations on August 19, 2014. The Company provides investment banking and related financial advisory services to institutional clients. The company operates out of one office in New York City.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES:

Basis of Presentation – The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which encompasses the accrual basis of accounting.

Fair Value Measurement – The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the investment based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical investments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation based on inputs that are unobservable, supported by little or no market activity, and significant to overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets, and other characteristics particular to the transaction. To the extent the valuations are based on models or inputs that are less observable or unobservable in the market, the determination of fair market value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

All of the Company's investments are categorized in Level 1 of the fair value hierarchy at December 31, 2016.

REDTAIL CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Marketable Securities – Marketable securities represent the Company's investments in stocks and mutual funds, and are recorded on a trade date basis. Marketable securities are carried at fair value and based upon their last sale price at the close of business on December 31, 2016.

Revenue Recognition - The Company records fees as they are earned, based on the services provided, or the closing of certain securities transactions.

Income Tax Status – The Company is a limited liability company and is treated as a sole proprietorship for tax purposes. As a result, no Federal, New York State, or New York City income taxes (if applicable) are provided, as they are the responsibility of the Managing Member.

The open tax years under potential examination vary by jurisdiction, but are mainly 2013, 2014 and 2015. At December 31, 2016, the Company has reviewed its positions taken on its tax returns and believes that there are no uncertain tax positions taken that would require recognition in the financial statements.

Rent Expense - Rent expense is recorded on a straight-line basis over the term of the lease. Rent expense was $48,245 for the year ended December 31, 2016.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – CONCENTRATION OF CREDIT RISK:

The Company maintains cash balances at one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") for up to a total of $250,000. From time to time, the Company's cash balances at this financial institution may exceed the FDIC insurable limit.

NOTE 4 – CLEARING DEPOSIT:

The Company maintains a deposit with its clearing broker. As of December 31, 2016, the balance of the clearing deposit was $50,136.

NOTE 5 - NET CAPITAL REQUIREMENTS:

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (1934 Rule 240.15c3-1), which requires the maintenance of a minimum net capital balance, as defined, on an ongoing basis, of the greater of $50,000 or 6 2/3 percent of aggregate indebtedness, as defined. The Company's net capital balance at December 31, 2016, as amended in a revised FOCUS filing on March 21, 2017 due to a reclassification of receivables from allowable to non-allowable was $62,308, which exceeded its requirement by $12,308. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of less than 20:1. As amended on March 21, 2017, at December 31, 2016, this ratio was 0.13:1.

NOTE 5 - NET CAPITAL REQUIREMENTS (Cont.):

The Company is exempt from the possession and control provisions of Rule 15c3-3 of the SEC, since the Company's activities are limited to those set forth in the conditions for exemption, pursuant to subsection (k)(2)(ii) of the Rule.

NOTE 6 – RELATED PARTY TRANSACTIONS:

The Company has an expense sharing agreement with a related entity under common control. Under this agreement, the related party provides rent, utilities, salaries and health insurance expenses on behalf of the Company. The Company is not required to repay these expenses.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's securities positions are held at Scottrade, Inc. The Company is subject to credit risk should Scottrade be unable to meet its obligations either to repay amounts owed or to return the Company securities. This risk is mitigated by the fact that the Company's account is carried by Scottrade as a customer account, as defined, and is therefore afforded certain protections under Securities and Exchange Commission Rules with regard thereto and under the Securities Investor Protection Corporation's insurance program and supplemental insurance programs maintained by such broker.

The Company's financial instruments are subject to the following risks:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

NOTE 8 – SUBSEQUENT EVENTS:

The Company has evaluated events or transactions that occurred after December 31, 2016 through the date these financial statements were available to be issued. During this period, except as disclosed in Note 5, there were no material subsequent events requiring disclosure.

REDTAIL CAPITAL MARKETS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
of the Securities and Exchange Commission
DECEMBER 31, 2016

NET CAPITAL		
Total Member's Equity	$	91,311
DEDUCTIONS AND/OR CHANGES:		
Non-allowable assets		(26,776)
Haircut on securities		(2,227)
Net Capital	$	62,308
Less: Minimum net capital requirement: (The greater of $50,000 or 6 2/3% of aggregate indebtedness)		50,000
EXCESS NET CAPITAL	$	12,308
AGGREGATE INDEBTEDNESS	$	8,067
RATIO OF AGGREGATE INDEBTEDNESS-TO-NET CAPITAL		0.13

Statement Pursuant to Paragraph (D)(4) of Rule 17a-5

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016, as amended on March 21, 2017.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member
of RedTail Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) RedTail Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RedTail Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: provision set forth in paragraph (K)(2)(ii) of Rule 15c3-3 Under the Securities Exchange Act of 1934 (the "Exemption provisions") and (2) RedTail Capital Markets, LLC stated that RedTail Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RedTail Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RedTail Capital Markets, LLC's compliance with the Exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (K)(2)(ii) of Rule 15c3-3 Under the Securities Exchange Act of 1934.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 28, 2017

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▫ Fax (212) 755-6748

Offices: New York, NY; Jericho, NY; Park Ridge, NJ; Scarsdale, NY; Ronkonkoma, NY


REDTAIL
CAPITAL MARKETS

March 24, 2017

On behalf of RedTail Capital Markets, LLC (the Company), I, as Managing Member, attest to the following as required by the SEC in conjunction with our annual audit report for the year ending December 31, 2016:

1. The Company is exempted from SEC Rule 15c3-3 pursuant to the exemption provisions of sub-paragraph (k)(2)(ii).
2. The Company met the identified exemption provision of Rule 15c3-3(k) during the fiscal year ended December 31, 2016 without exception.
3. There were no exceptions noted during the period from January 1 through December 31, 2016.

Based on our best knowledge and beliefs, we are not aware of any exceptions to the claimed exemptions.

Anthony L. Caudle, Chairman, CEO, Managing Member and CCO

RedTail Capital Markets, LLC

REDTAIL CAPITAL MARKETS LLC•30 WALL STREET 8TH FL•NEW YORK, NEW YORK 10005
T:+1.212.859.5002•F:+1.212.850.5012•WWW.REDTAILCAPMARKETS.COM

RECEIVED
2017 APR 25 PM 3:27
SEC / TM

REDTAIL CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS,
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL EXEMPTION REPORT

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

FISCAL YEAR-ENDED DECEMBER 31, 2016

SEC
Mail Processing
Section
APR 24 2017
Washington DC
414

RedTail Capital Markets, LLC
30 Wall Street, 8th Floor
New York, New York
10005


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062S0009180097
10005

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